

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Robert Easter, Jr.
Chief Executive Officer
The Holiday Lifestyle Fund 1 L.L.C.
169 Griffin Boulevard, Suite 106
Panama City Beach, Florida 32413

> **Re: The Holiday Lifestyle Fund 1 L.L.C.**
> **Amended Offering Statement on Form 1-A**
> **Filed December 12, 2022**
> **File No. 024-11571**

Dear Robert Easter:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas Antaki, Esq.